

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2012

Via E-mail
Nicholas S. Schorsch
American Realty Capital New York Recovery REIT, Inc.
405 Park Avenue
New York, New York 10022

> **Re: American Realty Capital New York Recovery REIT, Inc.**
> **Post-effective amendment to Form S-11**
> **Filed April 16, 2012**
> **File No. 333-163069**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us an analysis as to how the March 5, 2012 press release complies with Section 5(b)(1) of the Securities Act. We note that this communication contains information about the registered offering and, therefore, the safe harbor of Securities Act Rules 168 is not available.

2.   We note that you have incorporated by reference your Form 10-K for the fiscal year ended December 31, 2011. We further note that certain information required by Form 10-K is incorporated by reference from your definitive proxy statement, which has not yet been filed. Please note that we will be unable to declare your post-effective amendment to Form S-11 effective until you have filed your definitive proxy statement.

Supplement No.2 dated April 13, 2012

3.   Please revise the distribution table on page S-2 to provide the total source of distributions based off the total distributions, not the distributions paid in cash, and revise the percentages from the various sources accordingly. Please include a risk factor in the supplement that discloses the percentage that is not covered by cash flow from operations and/or earnings and address the dilutive risk of dividends that are funded from offering proceeds and financings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Peter M. Fass, Esq.